Exhibit 99.1

Redacted Version

FIRST AMENDING AGREEMENT

TO THE OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

THIS FIRST AMENDING AGREEMENT is made effective as of May 10, 2018 (the “First Amendment Date”),

BETWEEN:

OBSIDIAN ENERGY LTD.

as Borrower

- and -

ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA,

ATB FINANCIAL,

BANK OF MONTREAL,

CANADIAN IMPERIAL BANK OF COMMERCE,

EXPORT DEVELOPMENT CANADA,

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,

NATIONAL BANK OF CANADA,

THE TORONTO-DOMINION BANK,

AND THE FINANCIAL INSTITUTIONS WHICH

HEREAFTER BECOME LENDERS

UNDER THIS AGREEMENT

as Lenders

- with -

ROYAL BANK OF CANADA

as Administrative Agent

PREAMBLE:

A.

Pursuant to the Amended and Restated Credit Agreement dated May 18, 2017 (the “Credit Agreement”), among Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), as borrower (the “Borrower”), Royal Bank of Canada (“RBC”) and each of the other financial institutions party thereto, as lenders (the “Lenders”), and RBC, as administrative agent (the “Agent”), the Lenders agreed to provide to the Borrower the Credit Facilities.

B.

Pursuant to Section 13.2(a)(iii) of the Credit Agreement, the Borrower is not permitted to make any Distribution other than a Permitted Distribution. Notwithstanding Section 13.2(a)(iii) of the Credit Agreement, the Borrower wishes to purchase up to Cdn. $[Redacted] in shares in its capital stock (the “Proposed Share Buyback”).

C.

Pursuant to Section 13.2(g) of the Credit Agreement, other than Permitted Dispositions, the Borrower is not permitted to dispose of any of its Borrowing Base Properties without the prior consent of all of the Lenders, acting reasonably. Notwithstanding Section 13.2(g), the Borrower wishes to make the [Redacted] Disposition.

D.

The Parties wish to: (i) consent to the Proposed Share Buyback, (ii) consent to the [Redacted] Disposition and (iii) amend the Credit Agreement, in each case on the terms and conditions herein provided.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained, the Parties agree as follows:

1.

Definitions. Capitalized terms used in this First Amending Agreement will, unless otherwise defined herein, have the meanings attributed to such terms in the Credit Agreement, as amended hereby (the “Amended Credit Agreement”).

2.	Consents. Subject to the satisfaction by the Borrower of the conditions in Section 5 hereof, the Lenders hereby consent to:

(a)

the [Redacted] Disposition, and agree that the [Redacted] Disposition shall not otherwise constitute a disposition or sale for the purposes of paragraph (d) of the definition of “Permitted Dispositions” in the Credit Agreement, provided that:

(i)	no Default, Event of Default or Borrowing Base Shortfall exists at such time or would reasonably be expected to result therefrom;

(ii)	the [Redacted] Disposition is permitted under the Existing Notes;

(iii)	the [Redacted] Disposition Proceeds are not less than Cdn. $[Redacted];

(iv)

immediately upon receipt by the applicable Loan Party of any of the [Redacted] Disposition Proceeds, and in any event within 5 Banking Days thereof, the Borrower shall repay a portion of the Aggregate Principal Amount to the Lenders in an amount of not less than Cdn. $[Redacted]; and

(v)	the [Redacted] Disposition Date shall occur on a date that is after the 2018 Notes Repayment Date, and

(b)	the Proposed Share Buyback, provided that:

(i)	any such Distribution shall be made in accordance with applicable securities Laws;

(ii)	the aggregate value of the capital stock of the Borrower to be purchased by the Borrower does not exceed Cdn. $[Redacted];

(iii)	any such Distribution shall occur on a date that is after the [Redacted] Disposition Date and the conditions set out in Section 2(a) above have been satisfied; and

(iv)	no Default, Event of Default or Borrowing Base Shortfall is continuing at such time or would reasonably be expected to result thereof,

3.	Amendments. Effective as of the First Amendment Date, the Credit Agreement is hereby amended as follows:

(a)	Section 3.1(b) of the Credit Agreement is hereby amended by:

(i)

deleting the reference therein to “to a maximum of the Syndicated Facility Commitment Amount, subject to Section 3.1(e)” and replacing it with “to a maximum of: (x) during the Restricted Availability Period, the Syndicated Facility Available Amount, and (y) at any other time, the Syndicated Facility Commitment Amount in effect at the date of such drawdown, in each case, subject to Section 3.1(c).”; and

(ii)	deleting the final sentence thereof and replacing it with the following:

“The Individual Syndicated Facility Commitment Amount and the Individual Syndicated Facility Available Amount of each of the Syndicated Facility Lenders is as set out in Schedule B.”

(b)	Section 3.2(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(a) End of Revolving Period. The Revolving Period will end on May 31, 2019.”

(c)	Section 3.10(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(a) Borrowing Base. The Borrowing Base (x) beginning on the First Amendment Date and ending on the [Redacted] Disposition Date, is Cdn, $550,000,000 and (y) from and after the [Redacted] Disposition Date, is Cdn. $520,000,000; provided that, notwithstanding the forgoing, at all times the Credit Facilities are made available by the applicable Lenders in accordance with their respective Individual Commitment Amounts (or, with respect to the Syndicated Facility during the Restricted Availability Period, the Individual Syndicated Facility Available Amount) as set forth in Schedule B.”

(d)	The definition of “Syndicated Facility Commitment Amount” in Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Syndicated Facility Commitment Amount” means (x) beginning on the First Amendment Date and ending on the date that is one day before the [Redacted] Disposition Date, Cdn. $390,000,000 and (y) from and after the [Redacted] Disposition Date, Cdn. $360,000,000, or as otherwise increased or decreased pursuant to this Agreement.

(e)	Schedule A of the Credit Agreement is hereby amended by adding thereto in the correct alphabetical order the following definitions:

“2018 Notes Repayment Date” means the date, scheduled to occur on May 29, 2018, on which certain of the Existing Notes described in clause (c) of the definition thereof are repaid in an amount equal to U.S. $24,474,154 as required pursuant to the terms thereof.

“First Amendment Date” means May 10, 2018.

“Individual Syndicated Facility Available Amount” means, in respect of a Syndicated Facility Lender, that portion of the Syndicated Facility Available Amount which such Syndicated Facility Lender has severally agreed to make available to the Borrower during the Restricted Availability Period in accordance with the terms and conditions of the Agreement, subject to adjustment pursuant to the terms of the Agreement.

“Restricted Availability Period” means that period of time beginning on the First Amendment Date and ending on the 2018 Notes Repayment Date.

“Syndicated Facility Available Amount” means Cdn. $360,000,000.

“[Redacted] Disposition” means the sale or disposition of the [Redacted] Properties.

“[Redacted] Disposition Date” means the date on which the [Redacted] Disposition occurs.

“[Redacted] Disposition Proceeds” means the Net Cash Proceeds received by the Borrower from the [Redacted] Disposition.

“[Redacted] Properties” means those properties identified in the Borrower’s independent economic and reserve evaluation report dated December 31, 2017 as the [Redacted]properties.

(f)	Schedule B to the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit 1 attached hereto.

4.	Borrowing Base. The Parties agree and confirm that the Borrowing Base as of the First Amendment Date shall remain at Cdn. $550,000,000.

5.	Conditions Precedent. This Agreement is only effective upon the receipt of the following items by the Agent on behalf of the Lenders:

(a)	fully executed copy of this Agreement;

(b)	a certificate of status (or equivalent) dated on or about the First Amendment Date in respect of the Borrower and each other Loan Party under the laws of the jurisdiction of its formation;

(c)	a duly executed officer’s certificate, in form substantially the same as previously delivered to the Agent, from an officer of the Borrower.

(d)	an acknowledgment and confirmation of Security from the Borrower and each other Loan Party in form and substance satisfactory to the Agent, acting reasonably;

(e)	a duly executed Oil and Gas Ownership Certificate;

(f)	an opinion of the Borrower’s legal counsel in respect of the Borrower and each other Loan Party in form and substance satisfactory to the Agent; and

(g)	the payment of the fees required in Section 6(a) below.

6.	Fees. The Borrower agrees to pay:

(a)

concurrently with the execution and delivery of this Agreement to the Agent on behalf of the applicable Lenders all fees required to be paid by Borrower on or before the First Amendment Date, including:

(i)	an extension fee equal to [Redacted] bps multiplied by the Individual Commitment Amount of each Lender immediately prior to the amendments constituted hereby; and

(ii)

a commitment fee equal to [Redacted] bps multiplied by the amount by which the Individual Commitment Amount of each Lender has increased on the First Amendment Date pursuant to the amendments constituted hereby (the “Increased Commitment”); and

(b)	on October 31, 2018, but only if such date occurs before the [Redacted] Disposition Date, a supplemental commitment fee equal to [Redacted] bps multiplied by the Increased Commitment of each Lender.

7.

Representations and Warranties. To confirm each Lender’s understanding concerning the Borrower and its business, properties and obligations, and to induce the Agent and each Lender to enter into this First Amending Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the First Amendment Date, its representations and warranties contained in Section 12.1 of the Credit Agreement, as amended by this First Amending Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents and warrants as follows on the First Amendment Date:

(a)	it has full corporate power and capacity to enter into this First Amending Agreement and to perform its obligations under the Credit Agreement, as amended by this First Amending Agreement;

(b)	this First Amending Agreement, and the performance by it of its obligations under the Credit Agreement, as amended by this First Amending Agreement:

(i)	have been duly authorized, executed and delivered by it; and

(ii)

do not conflict with or contravene or constitute a default or create a Lien, other than a conflict, contravention, default or Lien which would not reasonably be expected to have a Material Adverse Effect or a Lien which is a Permitted Encumbrance, under:

(A)	its constating documents, by-laws, any resolution of its Directors or any shareholders’ or partnership agreement in respect of the Borrower;

(B)	any agreement or document to which it is a party or by which any of its property is bound; or

(C)	any applicable Law;

(c)

the Credit Agreement, as amended by this First Amending Agreement, constitutes a valid and binding obligation of the Borrower, and is enforceable against the Borrower in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors’ rights generally and by general principles of equity; and

(d)	no Default or Event of Default has occurred and is continuing.

8.

Outstanding Advances. In order to give effect to the increase in the Syndicated Facility Commitment Amount as contemplated hereby, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interest in, or the purchase of participations in, existing Advances) to give effect to the increase in the Syndicated Facility Commitment Amount and to ensure that the aggregate Obligations owing to each Lender are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations under the Syndicated Facility after giving effect to such increase and the increased Syndicated Facility Commitment Amount. Notwithstanding the foregoing and the changes to the Individual Syndicated Facility Commitment Amounts on the First Amendment Date, each Lender’s Rateable Portion under any Advance made by way of Bankers’ Acceptance or LIBOR Based Loan under the Syndicated Facility which is outstanding as of the date hereof will remain until the maturity date thereof. Any new Advance made by way of Bankers’ Acceptance or LIBOR Based Loan after the date hereof or any Rollover of such outstanding Bankers’ Acceptance or LIBOR Based Loan after the date hereof shall be issued in accordance with each Lender’s Rateable Portion after giving effect to the changes to the Commitment Amount provided for herein.

9.

Continuing Effect. Each of the parties hereto acknowledges and agrees that the Amended Credit Agreement and all other documents entered into in connection therewith, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be effected or prejudiced in any manner except as specifically provided herein. The Borrower hereby further acknowledges and agrees that all Security granted by it to the Agent for its own benefit and on behalf of the Lender Secured Parties and others in connection with the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, including confirmations and acknowledgements thereof, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security interests and covenants therein contained or thereby constituted, as continuing security for all indebtedness, liabilities and other obligations of the Borrower under the Amended Credit Agreement and each other Document to which it is a party.

10.

Expenses. The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the reasonable out of pocket expenses, including reasonable legal fees and disbursements (on a solicitor and his own client full indemnity basis) and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution and maintenance of the Amended Credit Agreement and of this First Amending Agreement.

11.

Counterparts. This First Amending Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any party hereto may execute this First Amending Agreement by signing any counterpart.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

THIS FIRST AMENDING AGREEMENT has been executed effective the date first written above.

OBSIDIAN ENERGY LTD., as Borrower

Per:	(signed) “David Hendry”
Name: David Hendry Title: Chief Financial Officer

First Amending Agreement – Obsidian

ROYAL BANK OF CANADA, as Agent

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

First Amending Agreement – Obsidian

ROYAL BANK OF CANADA, as Lender

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

First Amending Agreement – Obsidian

THE BANK OF NOVA SCOTIA, as Lender

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

First Amending Agreement – Obsidian

ATB FINANCIAL, as Lender

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

First Amending Agreement – Obsidian

BANK OF MONTREAL, as Lender

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

First Amending Agreement – Obsidian

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

First Amending Agreement – Obsidian

EXPORT DEVELOPMENT CANADA, as Lender

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

First Amending Agreement – Obsidian

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

First Amending Agreement – Obsidian

NATIONAL BANK OF CANADA, as Lender

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

First Amending Agreement – Obsidian

THE TORONTO-DOMINION BANK, as Lender

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

Per:	(signed) [Redacted]
Name: [Redacted] Title: [Redacted]

First Amending Agreement – Obsidian

EXHIBIT 1 TO THE OBSIDIAN ENERGY LTD.

FIRST AMENDING AGREEMENT

SCHEDULE B

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

DATED MAY 18, 2017

COMMITMENT AMOUNTS

Before [Redacted] Disposition

LENDER	OPERATING FACILITY COMMITMENT AMOUNT	INDIVIDUAL SYNDICATED FACILITY COMMITMENT AMOUNT	INDIVIDUAL SYNDICATED FACILITY AVAILABLE AMOUNT*	INDIVIDUAL COMMITMENT AMOUNT
Royal Bank of Canada	[Redacted]	[Redacted]	[Redacted]	[Redacted]

The Bank of Nova Scotia	[Redacted]	[Redacted]	[Redacted]	[Redacted]

ATB Financial	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Bank of Montreal	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Export Development Canada	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Federation des caisses Desjardins du Quebec	[Redacted]	[Redacted]	[Redacted]	[Redacted]

National Bank of Canada	[Redacted]	[Redacted]	[Redacted]	[Redacted]

The Toronto-Dominion Bank	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Total	$50,000,000	$390,000,000	$360,000,000	$440,000,000

*	For certainty, the Individual Syndicated Facility Available Amount shall be effective only during the Restricted Availability Period.

After [Redacted] Disposition

LENDER	OPERATING FACILITY COMMITMENT AMOUNT	INDIVIDUAL SYNDICATED FACILITY COMMITMENT AMOUNT	INDIVIDUAL COMMITMENT AMOUNT
Royal Bank of Canada	[Redacted]	[Redacted]	[Redacted]

The Bank of Nova Scotia	[Redacted]	[Redacted]	[Redacted]

ATB Financial	[Redacted]	[Redacted]	[Redacted]

Bank of Montreal	[Redacted]	[Redacted]	[Redacted]

Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]	[Redacted]

Export Development Canada	[Redacted]	[Redacted]	[Redacted]

Federation des caisses Desjardins du Quebec	[Redacted]	[Redacted]	[Redacted]

National Bank of Canada	[Redacted]	[Redacted]	[Redacted]

The Toronto-Dominion Bank	[Redacted]	[Redacted]	[Redacted]

Total	$50,000,000	$360,000,000	$410,000,000

ACKNOWLEDGEMENT:

Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), 1647456 Alberta Ltd., Penn West Northern Harrier Partnership, Obsidian Energy Partnership (by its former name, Penn West Petroleum), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership and Penn West Sandhill Crane Ltd. (each a “Guarantor”, and collectively, the “Guarantors”) each hereby acknowledge and consent to the First Amending Agreement and acknowledge, agree and confirm that the guarantee dated May 18, 2017 (the “Guarantee”), provided by the Guarantors for the benefit of the Lender Secured Parties, and all representations, warranties, covenants and other obligations set forth therein are binding on the Guarantors and continue in full force and effect as a guarantee of all of the Lender Secured Obligations. Each Guarantor hereby restates the terms set forth in the Guarantee to the extent necessary under applicable Law to give effect to the foregoing. The Guarantors hereby further acknowledge and agree that all Security granted by each of the Guarantors to the Agent on behalf of the Lender Secured Parties and others in connection with the Guarantee, the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security for all indebtedness, liabilities and other obligations of the undersigned,

Acknowledged as of the First Amendment Date.

OBSIDIAN ENERGY LTD.

Per:	(signed) “David Hendry”
Name: David Hendry Title: Chief Financial Officer

First Amending Agreement – Obsidian (Guarantor Acknowledgment)

PENN WEST NORTHERN HARRIER PARTNERSHIP, by its managing partner, PENN WEST SANDHILL CRANE LTD.

Per:	(signed) “David Hendry”
Name: David Hendry Title: Chief Financial Officer

First Amending Agreement – Obsidian (Guarantor Acknowledgment)

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD.

Per:	(signed) “David Hendry”
Name: David Hendry Title: Chief Financial Officer

First Amending Agreement – Obsidian (Guarantor Acknowledgment)

PENN WEST PROP HOLDCO LTD.

Per:	(signed) “David Hendry”
Name: David Hendry Title: Chief Financial Officer

First Amending Agreement – Obsidian (Guarantor Acknowledgment)

PENN WEST PROP LIMITED PARTNERSHIP, by its general partner, PENN WEST PROP HOLDCO LTD.

Per:	(signed) “David Hendry”
Name: David Hendry Title: Chief Financial Officer

First Amending Agreement – Obsidian (Guarantor Acknowledgment)

PENN WEST SANDHILL CRANE LTD.

Per:	(signed) “David Hendry”
Name: David Hendry Title: Chief Financial Officer

First Amending Agreement – Obsidian (Guarantor Acknowledgment)

1647456 ALBERTA LTD.

Per:	(signed) “David Hendry”
Name: David Hendry Title: Chief Financial Officer

First Amending Agreement – Obsidian (Guarantor Acknowledgment)